SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934


SAVE ON MEDS. NET
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

805146 10 7
(CUSIP Number)

Eric J. Sundsvold, 9034 East Easter Place, Suite 207, Englewood, CO  80112
(303) 779-1335
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of $$240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

CUSIP No. 805146 10 7
_______________________________________________________________________________
		1)	Names of Reporting Persons; I.R.S. Identification Nos.
			of Above Persons (entities only) Eric J. Sundsvold
_______________________________________________________________________________
		2)	Check the Appropriate Box if a Member of a Group (See
			Instructions)
			(a)  __
			(b)  __
_______________________________________________________________________________
		3)	SEC Use Only
_______________________________________________________________________________
		4)	Source of Funds (See Instructions) 		OO
_______________________________________________________________________________
		5)	Check if Disclosure of Legal Proceedings is Required
			Pursuant to Items 2(d) or 2(e) 			--
_______________________________________________________________________________
		6)	Citizenship or Place of Organization 		U.S.A.
_______________________________________________________________________________
   Number of 	7)	Sole Voting Power				933,500
 Shares Bene-	_______________________________________________________________
     ficially	8)	Shared Voting Power 				0
 Owned by 	_______________________________________________________________
Each Report-	9)	Sole Dispositive Power 				933,500
 ing Person 	_______________________________________________________________
      With 	10)	Shared Dispositive Power 			0
_______________________________________________________________________________
		11)	Aggregate Amount Beneficially Owned by Each
			Reporting Person				933,500
________________________________________________________________________________
		12)	Check if the Aggregate Amount in Row (11)
			Excludes Certain Shares (See Instructions)	--
________________________________________________________________________________
		13)	Percent of Class Represented by Amount in
			Row (11)				 	9.5
________________________________________________________________________________
		14)	Type of Reporting Person (See Instructions) 	IN
________________________________________________________________________________

Item 1.	Security and Issuer

	This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of SAVE ON MEDS. NET (the "Issuer"). The address of the principal executive offices of the Issuer is 6354 Corte del Abeto, Suite F, Carlsbad, CA 92009.

Item 2.	Identity and Background

	The name of the person filing this statement is Eric J. Sundsvold. His business address is 9034 East Easter Place, Ste 207, Englewood, CO 80112.

	Mr. Sundsvold's principal occupation is Account Executive with Rocky Mountain Securities & Investments, Inc., a securities brokerage firm. The address of the principal executive offices of Rocky Mountain Securities & Investments, Inc., is 1600 Stout Street, Suite 920, Denver, CO 80202.

	Mr. Sundsvold has not been convicted in a criminal proceeding during the last
	five years (excluding traffic violations or similar misdemeanors).  During
	the last five years, Mr. Sundsvold has not been a party to a civil proceeding
	of a judicial or administrative	body of competent jurisdiction as a result of
	which he was or is subject to any judgment, decree, or final order enjoining
	future violations of, or prohibiting or mandating activities subject to,
	federal or state securities laws or finding any violation with respect to such
	laws.

	Mr. Sundsvold is a citizen of the United States of America.


Item 3.	Source and Amount of Funds or Other Consideration

	All of the shares that are the subject of this statement were purchased by
	Mr. Sundsvold on the public market in a series of broker transactions that
	occurred between March 5,1999, and April 27, 2001.  The consideration paid by
	Mr. Sundsvold for those shares consisted of cash in the aggregate amount of
	$382,893 drawn from Mr. Sundsvold's personal funds.


Item 4.	Purpose of Transaction

	Each of the transactions described in Item 3 was made for ordinary investment
	purposes.


Item 5.	Interest in Securities of the Issuer

	As of the date of this Schedule, Eric J. Sundsvold was the record owner or the
	beneficial owner, or both, of an aggregate of 933,500 shares of Common Stock.
	Those shares represented approximately 9.5% of the issued and outstanding
	Common Stock.

	As of such date, Mr. Sundsvold held the sole power to vote and dispose of all
	of those shares.


Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to
	Securities of the Issuer

	None.


Item 7.	Material to Be Filed as Exhibits

	None.


Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify
	that the information set forth in this statement is true, complete and correct.


Date:  May 11, 2001


_____________________________________________
Signature

Eric J. Sundsvold
Name/Title